                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2002


                            AETERNA LABORATORIES INC.
                            -------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F                 Form 40-F   X
                    -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                       No   X
              -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                  EXHIBIT INDEX
                                  -------------

Exhibit Description                                                       Page
-------------------                                                       ----
1. AEterna's Interim Report 2002 - Second Quarter (Q2)                      1

Dear shareholders,

During the quarter, we reached many significant milestones. Consolidated sales of our subsidiary Atrium registered a strong increase and net profit was up 54% compared to the same period a year ago. Atrium also bought ADF Chimie S.A., its second acquisition in Europe within a year. Furthermore, we completed a successful private placement of $57 million with quality partners. Finally, the Data Safety Monitoring Board (DSMB), an independent committee of experts, confirmed Neovastat's safety profile and concluded that our current phase III clinical studies in kidney and lung cancer could be pursued without any adjustments. The phase III trial in kidney cancer could represent our first opportunity to commercialize Neovastat.


SIGNIFICANT MILESTONES

ATRIUM RESULTS

During the second quarter, consolidated sales of AEterna's subsidiary, Atrium, reached $23.4 million compared to $2.7 million for the same period of 2001. The consolidated net earnings reached $1.66 million during the second quarter compared to $1.08 million last year, an increase of 54%.

ACQUISITION OF ADF CHIMIE S.A. BY ATRIUM

Atrium acquired the privately-owned French company ADF Chimie S.A. for $3 million. ADF is a distributor of active and specialty ingredients for the French cosmetic industry to some 50 clients, including L'Oreal, L.V.M.H. and Chanel.

PRIVATE PLACEMENT

On April 9, 2002, AEterna concluded a private placement of $57 million at a price of $7.50 per share. SGF Sante and Solidarity Fund QFL acquired 7.3 million subordinate voting shares, at a price of $7.50 per share, as well as 7.3 million warrants exercisable at $13 and $20 per share maturing on March 31 and December 31, 2003, under certain conditions. Also, Acqua Wellington Private Placement Fund, Ltd. acquired 266,667 subordinate voting shares, at a price of $7.50 per share, as well as 133,333 warrants exercisable at $13 per share, maturing on March 31, 2003.

NEOVASTAT'S FAVORABLE SAFETY PROFILE CONFIRMED

Independent oncology and statistical experts from the Data Safety Monitoring Board (DSMB) confirmed Neovastat's favourable safety profile.

SCIENTIFIC ARTICLES

CLINICAL CANCER RESEARCH recently published an article on the biological activities linked to Neovastat's inhibition of the Vascular Endothelial Growth Factor (VEGF), while MOLECULAR CANCER THERAPEUTICS will shortly publish an article on Neovastat's proven ability to induce apoptosis of endothelial cells. These two peer reviews are published by the American Association for Cancer Research (AACR), one of the most prominent cancer research organizations in the United States.

OUTLOOK

These developments give us continued confidence to pursue our phase III trials with Neovastat for its eventual commercialization, and to maintain our growth objectives according to the strategy already in place.



Dr. Eric Dupont
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following analysis explains the variations in the Company's results of operations, financial condition and cash flow. This discussion should be read in conjunction with the information contained in AEterna Laboratories Inc.'s interim consolidated financial statements and related notes for the six-month period ended June 30, 2002 and 2001. All figures are in Canadian dollars.


RESULTS OF OPERATIONS

REVENUES

Company revenues are generated by the subsidiary Atrium Biotechnologies Inc. (Atrium) whose consolidated sales reached $23.4 million, compared to $2.7 million for the corresponding quarter last year. For the six-month period ended June 30, 2002, the consolidated revenues were $48.8 million compared to $5.4 million in 2001. This increase for the quarter as well as for the first half of the year can be primarily attributed to the sales generated by Unipex Finance S.A. (Unipex), a French company acquired by Atrium in July 2001.

OPERATING EXPENSES

The cost of sales during this quarter amounted to $17.8 million compared to $0.4 million for the same quarter in 2001. For the six-month period ended June 30, 2002, the cost of sales has gone up from $0.9 million to $37.5 million, an increase of $36.6 million. These costs are in direct proportion to corresponding revenues and the percentage of these costs against revenues has varied significantly as a result of the acquisition of Unipex.

Selling and administrative expenses amounted to $2.4 million during this quarter compared to $0.9 million in 2001. Regarding the six-month period, selling and administrative expenses were $4.7 million compared to $1.7 million in 2001. The acquisition of Unipex explains these variations compared to last year.

R&D investments amounted to $7.7 million during this quarter in comparison with $6.7 million last year. For the six-month period ended June 30, 2002, R&D investments reached $15.1 million in comparison to $13.9 million in 2001. This increase in expenses can be attributed to the costs related to the follow-up of patients enrolled in our Phase III clinical studies and also to the costs incurred for the preparation of Neovastat's Basic International Registration dossier.

R&D tax credits and grants reached $0.6 million for this quarter compared with $2.6 million in 2001. The decrease in the eligible expenses of current grant programs explains this situation. As of June 30, 2002, R&D tax credits and grants totalled $1.1 million compared to $4.6 million for the same period last year.

Interest income was $0.8 million for the three-month period ended June 30, 2002 in comparison with $1 million for the same period last year. For the cumulative period of six months, interest income reached $1.3 million, compared to $2.1 million for the same period in 2001. Cash used in R&D investments as well as for the Unipex' acquisition explains the decrease of interest income for the six-month period ended June 30, 2002.

The income tax expense for this first six-month period comes from Atrium and its subsidiaries. No income tax expense was recorded for the corresponding period last year.

The loss before the gain on dilution for this second quarter amounted to $5.9 million or 15 cents per share compared to a loss before the gain on dilution of $2.7 million or 9 cents per share for the same quarter in 2001. For the six-month period ended June 30, 2002, the loss before the gain on dilution increased by $5.7 million and has gone up from $5.9 million to $11.6 million. The increase of the loss before the gain on dilution for this quarter as well as for the six-month period, is mainly due to larger investments in R&D net of grants.

LIQUIDITY AND CAPITAL RESOURCES

The cash position of the Company as at June 30, 2002 remains strong with $92.2 million in cash and short-term investments compared with $54.1 million as at December 31, 2001. The private placement of $57 million concluded in this second quarter strengthens the growth objectives of the Company.

During this period of six months, an amount of $12.4 million was used in operating activities while $54.7 million was provided through financing activities mainly by the private placement. Regarding investment activities, $12.5 million was invested in short-term investments whereas acquisition of long-lived assets amounted to $4.5 million.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2001 Annual Report.


Dennis Turpin, CA
Vice President and Chief Financial Officer


This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

AETERNA LABORATORIES INC.

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

                                                      AS AT            AS AT
                                                     JUNE 30,       DECEMBER 31,
                                                       2002             2001
--------------------------------------------------------------------------------
                                                    (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                          $ 37,594,495    $ 11,993,502
Short-term investments                               54,572,735      42,070,976
Accounts receivable                                  30,060,778      23,361,630
Income taxes recoverable                                249,760         154,684
Research and development tax credits recoverable      2,100,139       1,295,000
Inventory                                             8,119,562       8,303,697
Prepaid expenses                                      1,721,281       1,161,587
--------------------------------------------------------------------------------
                                                    134,418,750      88,341,076

PROPERTY, PLANT AND EQUIPMENT                        17,538,180      15,403,984

INTANGIBLE ASSETS AND GOODWILL                       26,703,484      24,252,487

FUTURE INCOME TAX ASSETS                              5,182,171       6,354,170
--------------------------------------------------------------------------------
                                                   $183,842,585    $134,351,717
================================================================================

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities           $ 25,045,577    $ 23,429,717
Income taxes                                            312,111               -
Current portion of long-term debt                     2,893,312       3,447,688
--------------------------------------------------------------------------------
                                                     28,251,000      26,877,405

LONG-TERM DEBT                                       12,054,194      10,400,969
EMPLOYEE FUTURE BENEFITS                                140,659         115,952
NON-CONTROLLING INTEREST                             20,487,172      18,338,602
--------------------------------------------------------------------------------
                                                     60,933,025      55,732,928
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                       152,323,666      97,513,214
CONTRIBUTED SURPLUS                                     853,699               -
DEFICIT                                             (30,632,593)    (19,082,451)
CUMULATIVE TRANSLATION ADJUSTMENT                       364,788         188,026
--------------------------------------------------------------------------------
                                                    122,909,560      78,618,789
--------------------------------------------------------------------------------
                                                   $183,842,585     $134,351,717
================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(expressed in Canadian dollars)

                                                        QUARTERS ENDED           SIX MONTHS ENDED
                                                           JUNE 30,                  JUNE 30,
UNAUDITED                                             2002          2001         2002         2001
------------------------------------------------------------------------------------------------------
REVENUES                                          $23,440,112   $2,668,278   $48,788,883   $5,434,903
------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                      17,803,052      411,613    37,485,846      855,266
Selling and administrative                          2,424,247      861,010     4,673,627    1,694,658
Research and development costs                      7,688,457    6,675,681    15,131,802   13,889,899
Research and development tax credits and grants      (603,055)  (2,528,560)   (1,100,136)  (4,570,560)
Depreciation and amortization
   Property, plant and equipment                      497,455      305,897       829,185      597,713
   Intangible assets and goodwill                     102,609       80,717       203,639      164,368
------------------------------------------------------------------------------------------------------
                                                   27,912,765    5,806,358    57,223,963   12,631,344
------------------------------------------------------------------------------------------------------
OPERATING LOSS                                     (4,472,653)  (3,138,080)   (8,435,080)  (7,196,441)

INTEREST INCOME                                       793,979      980,562     1,324,575    2,056,161
INTEREST EXPENSE                                     (336,269)    (174,733)     (519,025)    (436,833)
------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                    (4,014,943)  (2,332,251)   (7,629,530)  (5,577,113)

INCOME TAX EXPENSE                                   (973,577)           -    (2,138,313)           -
GAIN ON DILUTION                                            -   10,223,567             -   10,223,567
NON-CONTROLLING INTEREST                             (910,217)    (350,233)   (1,782,299)    (350,233)
------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                $(5,898,737)  $7,541,083  $(11,550,142)  $4,296,221
======================================================================================================

BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE   $     (0.15)  $     0.25   $     (0.30)  $     0.14
======================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING      40,452,019   30,271,295    38,552,019   30,192,678
======================================================================================================


CONSOLIDATED  STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(expressed in Canadian dollars)

                                                                                  SIX MONTHS ENDED
                                                                                       JUNE 30,
UNAUDITED                                                                        2002           2001
--------------------------------------------------------------------------------------------------------

BALANCE - BEGINNING OF PERIOD                                               $(19,082,451)  $(15,613,749)
Net earnings (loss) for the period                                           (11,550,142)     4,296,221
--------------------------------------------------------------------------------------------------------
BALANCE - END OF PERIOD                                                     $(30,632,593)  $(11,317,528)
========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(expressed in Canadian dollars)

                                                           QUARTERS ENDED             SIX MONTHS ENDED
                                                              JUNE 30,                    JUNE 30,
UNAUDITED                                                2002          2001          2002         2001
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings (loss) for the period                    $(5,898,737)  $7,541,083  $(11,550,142)  $4,296,221
Items not affecting cash and cash equivalents
   Depreciation and amortization                          600,064      386,614     1,032,824      762,081
   Interest expense                                             -      174,733             -      436,833
   Future income taxes                                    469,204     (138,162)    1,173,673     (205,537)
   Employee future benefits                                   180            -        17,252            -
   Gain on dilution                                             -  (10,223,567)            -  (10,223,567)
   Non-controlling interest                               910,217      350,233     1,782,299      350,233
   Stock-based compensation                                53,516            -        53,516            -
Change in non-cash operating working capital items
   Accounts receivable                                  3,178,002       60,659    (4,276,091)  (1,984,046)
   Income taxes recoverable                              (250,221)           -       (94,919)           -
   Research and development tax credits recoverable      (300,000)    (581,892)     (700,000)    (859,892)
   Inventory                                             (655,077)    (223,758)      600,661     (293,473)
   Prepaid expenses                                       (85,195)      46,431      (543,572)    (513,963)
   Accounts payable and accrued liabilities            (2,983,521)     457,293      (175,274)      96,429
   Income taxes                                           177,783      (71,127)      294,662     (604,127)
----------------------------------------------------------------------------------------------------------
                                                       (4,783,785)  (2,221,460)  (12,385,111)  (8,742,808)
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of long-term debt                                     -      (96,000)     (895,950)    (218,953)
Issuance of warrants                                      746,667            -       746,667            -
Issuance of share capital, net of related expenses     54,803,518      768,581    54,863,968    1,207,813
----------------------------------------------------------------------------------------------------------
                                                       55,550,185      672,581    54,714,685      988,860
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Change in short-term investments                      (20,522,026)  17,841,802   (12,501,759)  25,630,500
Purchase of shares of subsidiary less cash acquired    (1,316,396)           -    (1,316,396)           -
Purchase of a product line                               (185,644)           -      (185,644)           -
Purchase of property, plant and equipment              (1,499,998)    (178,256)   (2,895,833)    (298,228)
Additions to intangible assets and goodwill               (41,400)     (19,064)     (128,702)    (130,076)
----------------------------------------------------------------------------------------------------------
                                                      (23,565,464)  17,644,482   (17,028,334)  25,202,196
----------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                27,200,936   16,095,603    25,301,240   17,448,248

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                                        422,648            -       299,753            -

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD         9,970,911    8,613,227    11,993,502    7,260,582
----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD             $37,594,495  $24,708,830   $37,594,495  $24,708,830
==========================================================================================================

ADDITIONAL INFORMATION
Interest paid                                         $    50,287  $         -   $   103,443  $         -
==========================================================================================================

Income taxes paid                                     $    46,836  $   122,125   $   248,567  $   722,500
==========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED  FINANCIAL  STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(expressed in Canadian dollars)

UNAUDITED
--------------------------------------------------------------------------------

1  BASIS OF PRESENTATION

These interim financial statements as at June 30, 2002 and for the periods ended June 30, 2001 and 2002, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.


2  NEW ACCOUNTING STANDARDS

The Company adopted on January 1st, 2002, section 3062 issued by the CICA "Goodwill and Other Intangible Assets". This section broadens criteria for recording intangible assets separately from goodwill. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed annually for impairment, and writedowns are charged to earnings in the period in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The amortization of the goodwill for the six months ended June 30, 2001 amounted to approximately $44,000.

The Company also adopted on January 1st, 2002, section 3870 issued by the CICA "Stock-Based Compensation and Other Stock-Based Payments". The new section applies to awards granted on or after the date of adoption, and requires that stock-based payment to non-employees be accounted for using a fair value-based method. For awards to employees, the CICA recommends their accounting using a fair value-based method without rendering it mandatory. The Company not having adopted this method is nevertheless required to make pro-forma disclosures of net earnings (loss), basic net earnings (loss) per share and diluted net earnings (loss) per share as if the fair value based method of accounting had been applied. The adoption of this standard does not have a significant impact on the Company's financial statements and that is why the pro-forma information is not provided.

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED  FINANCIAL  STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(expressed in Canadian dollars)

UNAUDITED
--------------------------------------------------------------------------------

3  ACQUISITION OF A COMPANY

On May 1st, 2002, Unipex Finance S.A., a subsidiary of Atrium Biotechnologies inc., acquired 100 % of the issued and outstanding common shares of ADF Chimie S.A. for a total consideration of $2,986,493. ADF Chimie S.A. is a distributor of active and specialty ingredients for the cosmetics industry. The results of operations have been consolidated from the date of acquisition and the fair value of net assets is as follows:

Current assets                                                   $1,880,533
Property, plant and equipment                                         7,139
Current liabilities                                                (665,172)
----------------------------------------------------------------------------
Net identifiable assets                                           1,222,500
Goodwill                                                          1,763,993
----------------------------------------------------------------------------
Purchase price                                                    2,986,493
Less: Cash and cash equivalents acquired                           (548,106)
     Balance of purchase price                                   (1,121,991)
----------------------------------------------------------------------------
Cash paid                                                        $1,316,396
============================================================================

The goodwill is not deductible for income tax purposes over the following years.


4  SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.


                                      QUARTERS ENDED JUNE 30,            SIX MONTHS ENDED JUNE 30,
                                    ---------------------------        -----------------------------
                                        2002            2001                2002            2001
                                    ===========================        =============================
REVENUES
Cosmetics and nutrition             $ 2,972,232     $ 2,668,278         $ 6,155,565     $ 5,434,903
Distribution                         20,539,987               -          42,705,425               -
Biopharmaceutical                             -               -                   -               -
Consolidated adjustments                (72,107)              -             (72,107)              -
----------------------------------------------------------------------------------------------------
                                    $23,440,112     $ 2,668,278         $48,788,883     $ 5,434,903
====================================================================================================

NET EARNINGS (LOSS) FOR THE PERIOD
Cosmetics and nutrition             $   589,323     $ 1,134,022        $  1,381,866     $ 2,552,078
Distribution                            459,561               -             789,177               -
Biopharmaceutical                    (6,955,335)      6,407,061         (13,748,296)      1,744,143
Consolidated adjustments                  7,714               -              27,111               -
----------------------------------------------------------------------------------------------------
                                    $(5,898,737)    $ 7,541,083        $(11,550,142)    $ 4,296,221
====================================================================================================

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AETERNA LABORATORIES INC.


Date: August 21, 2002                 By:  /s/ Claude Vadboncoeur
      ---------------                      -------------------------------------
                                               Claude Vadboncoeur
                                               Vice President, Legal Affairs and
                                               Corporate Secretary